EXHIBIT 99.1

NXT Energy Solutions Announces Revised Release Date for Its 2021 Year-end Results and Conference Call

CALGARY, Alberta, March 22, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) announces it will release its 2021 financial and operating results for the year ended December 31, 2021, on Tuesday, March 29, 2022 after market close. A conference call to discuss the 2021 financial and operating results will be held on Wednesday, March 30, 2022 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time).

The release of the 2021 financial and operating results has been moved to March 29, 2022 due to scheduling conflicts, but is still within the filing deadline of March 31, 2022.

Details of the conference call are as follows:

Date:	Wednesday, March 30, 2022
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-800-806-5484
Local dial-in numbers	416-340-2217
International dial-in numbers	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Conference ID	1575216#

NXT’s year-end 2021 financial and operating results will be filed in Canada on SEDAR at www.sedar.com and will be available in the USA on EDGAR at www.sec.gov/edgar. The financial and operating results will also available on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon and geothermal exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP Finance & CFO 302, 3320 – 17 AVE SW Calgary, AB, T3E 0B4	President & CEO 302, 3320 – 17 AVE SW Calgary, AB, T3E 0B4
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com